SEC File Number: 1-12616

Writer’s Direct Dial Number: 314-877-7099

Writer’s E-Mail Address: cghuber@ralcorp.com

May 23, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-03628

Attn: Anne Nguyen Parker, Branch Chief

Re:	Ralcorp Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A, Filed April 11, 2008

Annual Report on Form 10-K for the Fiscal Year ended September 30, 2007

Quarterly Report on Form 10-Q for the Fiscal Quarter ended December 31, 2007

Registration Statement on Form S-4, Filed April 11, 2008, File No. 333- 150222

Dear Ms. Parker:

Ralcorp Holdings, Inc. (the “Company” or “Ralcorp”) is in receipt of the Staff’s letter dated May 9, 2008 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filings. The Company hereby submits the following responses to the Staff. The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, each of the Company’s responses are preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Cable Holdco, Inc. and Ralcorp Holdings, Inc. In addition, where comments on a particular filing’s disclosure are applicable to disclosure in

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another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Response:

The filings on behalf of Cable Holdco, Inc. and the Company have been revised in response to the Staff’s comments.

2. Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file all required exhibits as soon as practicable. In this regard, we note that most of the additional transaction agreements referenced on pages 122-126 of the proxy have not yet been filed and are not included in the list of exhibits to the Form S-4 or Schedule 14A. We may have additional comments following our review of such exhibits.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not view the agreements referenced on pages 124-128 of the proxy statement, other than the Tax Allocation Agreement, to be material agreements that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K because of their size, scope and/or duration. The expected arrangements were summarized in the proxy statement solely to provide shareholders with a more detailed description of the Transaction Agreement and the Transactions. With regards to the Master External Manufacturing Agreements, please also note that because of the ongoing process involved with the Transactions and the ongoing internal restructuring and decoupling process, the parties have not yet determined exactly which products will be covered by the Master External Manufacturing Agreements and some other aspects of the agreements have also not been finalized. Therefore, it is not possible to file these agreements as exhibits to the Form S-4 at this time. It is currently anticipated that agreements reflecting these expected arrangements will be executed immediately prior to closing and will likely not be finalized prior to mailing the proxy statement or prospectus. The Company believes the disclosure adequately provides all information regarding these expected arrangements that is material to the Company, Kraft Foods Inc. and their respective shareholders and that filing the actual documents would not provide any additional material information to the shareholders beyond the discussion in the proxy statement and Form S-4.

Schedule 14A

Questions and Answers, page 4

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3. Please include a separate question and answer addressing the principal adverse consequences of the merger to Ralcorp shareholders and reference the more detailed disclosure appearing in the risk factor discussion.

Response:

In response to the Staff’s comments, the Company has included an additional question and answer addressing certain of the potential adverse consequences of the Transactions to the Company’s shareholders. Please refer to page 6 of the proxy statement.

“What will Ralcorp shareholders receive in the Merger?” page 6

4. Revise to discuss the full impact to Ralcorp shareholders as a result of the Transactions. For example, explain that while Ralcorp shareholders will not directly receive any consideration in the Merger, they will hold shares in a company that includes the Post cereal business and the debt disclosed elsewhere in the document. Provide disclosure similar to that provided in the S-4 registration statement that explains that Kraft shareholders who participate in the exchange offer will be receiving Splitco common stock at a percentage discount to the per-share value of Ralcorp common stock.

Response:

The Company has revised the disclosure on page 6 of the proxy statement in response to the Staff’s comment.

5. Please supplement the response to disclose the dilutive impact to Ralcorp shareholders following the merger and the percentage of share ownership Ralcorp shareholders will have in the post-merger entity on a fully-diluted basis.

Response:

The Company has revised the disclosure on page 6 of the proxy statement in response to the Staff’s comment.

Summary, page 10

The Transactions, page 11

6. Clearly disclose the total consideration Ralcorp is paying for the Post cereal

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business. Disclose the dollar value of the Ralcorp common stock that is being issued to the Kraft shareholders who participate in the split-off or spin-off, as well as the total dollar value of the debt proceeds Kraft will receive.

Response:

The Company has revised pages 12 and 73 of the proxy statement and pages 2 and 86 of the Form S-4 in response to the Staff’s comment.

7. Discuss here and in the Background to the Merger section how the parties determined the relative terms of the financing such as the amount of debt to be assumed relative to equity and/or cash to be issued as consideration.

Response:

The Company has revised pages 12, 73, 79 and 81 of the proxy statement and pages 3, 86, 91 and 93 of the Form S-4 in response to the Staff’s comment.

Step 6, page 13

8. The relative percentage ownership of Ralcorp shareholders following the merger may be impacted by the issuance of additional securities of Splitco in the event that the principal amount of the debt securities transferred by Kraft to investment banks or commercial banks is reduced. When disclosing the percentage ownership of Ralcorp shareholders post-merger on a fully diluted basis, please revise throughout to reference the possible impact of these factors on the post-merger ownership percentage Ralcorp shareholders will own on a fully diluted basis.

Response:

The Company has revised the disclosure in the proxy statement and Form S-4 in response to the Staff’s comment. Please note that while the Transaction Agreement provides that the Company may be required to issue up to an additional 6.0 million shares of its common stock, the Company believes the likelihood of such issuance is remote because, pursuant to the terms of the Transaction Agreement, the Debt Securities will be issued at interest rates and under terms sufficient to ensure the Debt Securities are exchanged and sold at par as of the closing date. Additional disclosure on the potential issuance of such additional shares has also been included in the “Unaudited Pro Forma Condensed Combined Financial Data of Ralcorp and the Post Cereals Business” section.

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Risk Factors, page 21

“Ralcorp’s business, financial…,” Page 23

9. Please provide the nature of or, where material, the dollar amount represented by contracts that are the subject of such consents. To the extent known, supplementally advise us of whether Kraft has obtained the consents needed to assign the contracts related to the Post cereal business to Cable Newco, LLC. We may have further comment.

Response:

In response to this comment, and to reflect recent developments, the Company has revised the risk factor. To date, no third parties have objected to granting any consents required to assign contracts to Newco in connection with the Transactions, and a number of consents have been obtained in an ongoing process, including the key consent that was the primary basis for originally including this risk factor in the disclosure. Accordingly, the Company has re-focused the risk factor on risks associated with contractual terms that will have to be renegotiated by the Company.

A number of contracts which require the consent of the other party to the contract to effect the assignment have been entered into by Kraft in the ordinary course of business and, therefore, are of varying natures, subject matters and dollar amounts, which is customary for business and transactions of this kind. The Company and Kraft anticipate no material issues in obtaining the remaining consents.

Please also note that Kraft will be obliged for a period of 18 months following the closing date to use its reasonable best efforts to obtain any outstanding consents (see “The Transaction Agreement—Delayed Transfer of Assets and Liabilities; Subsequent Transfers,” page 105 of the proxy statement and pages 104-105 of the Form S-4). In addition, pursuant to the transition services agreement, at the Company’s election for up to 18 months following the closing date, KFG or its affiliates shall, upon the Company’s request and subject to some limitations, use commercially reasonable efforts to provide it with the benefits of contracts relating to the Post cereals business that cannot be assigned to Newco. The section “Additional Agreements—Transition Services Agreement” has been revised to address this. Please see page 126 of the proxy statement and page 126 of the Form S-4.

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“Loss of any of Ralcorp’s …,” page 28

10. Further tailor the risk factor discussion to reference the amount of sales represented by Wal-Mart in each of the last 3 fiscal years and disclose the material impact loss of this customer would have on the business to be acquired. Provide similar disclosure concerning your five largest customers, as discussed on page 45.

Response:

The Company has revised the risk factor referenced above in response to the Staff’s comment. Please note that, other than Wal-Mart, no other customer of the Company or the Post cereals business accounted for 10% or more of the sales or revenue of either company in fiscal years 2005, 2006 or 2007. Therefore, the Company believes that the loss of any other single customer would not have a material adverse effect on the Company following the Transactions, which will include the Post cereals business.

Information About the Ralcorp Special Meeting, page 34

11. Please disclose whether it is the Ralcorp board’s intent to resolicit votes if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

Response:

The Company respectfully advises the Staff that it does not intend to resolicit votes for the approval of the issuance of shares of its common stock if the Company or Kraft waives any material condition to the consummation of the Transactions, unless required by law.

The Company notes that it is seeking approval from its shareholders for the issuance of shares solely pursuant to Section 312.03 of the NYSE Listed Company Manual. While under the corporate law of many states certain significant terms of a merger, such as the amount of consideration, cannot, without resolicitation, be amended after the shareholder approval of a merger agreement has been obtained (for example, under Section 251(d) of Delaware General Corporation Law), the NYSE rules for the approval of the issuance of shares do not appear to require resolicitation if a condition to a transaction in connection with the issuance of the shares is waived.

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Neither the Company nor Kraft has a current intention to waive any of the remaining conditions to the consummation of the Transactions. However, prior to the closing of the Transactions, conditions to the closing still outstanding may be waived at any time, before or after the receipt of Ralcorp shareholder approval for the issuance of its common stock in connection with the Merger. Under the agreed terms of the Transaction Agreement, conditions in favor of Kraft may be waived by Kraft in its sole discretion, conditions in favor of Ralcorp may be waived by Ralcorp in its sole discretion, and joint conditions may be waived by both parties acting together. The Company respectfully notes that all significant third-party conditions have been obtained. Kraft has received a private letter ruling from the IRS satisfactory to Kraft regarding the intended tax-free treatment of certain aspects of the Transaction and, as disclosed under “The Transactions—Regulatory Approvals”, the antitrust related regulatory approvals necessary for the Transactions have also been obtained.

In response to the Staff’s comment, the disclosure has been revised to clarify the Company’s and Kraft’s ability to waive any of the remaining conditions to the consummation of the Transactions, before or after the Ralcorp shareholder approval has been obtained. Please see page 106 of the proxy statement and page 106 of the Form S-4.

12. You disclose that proxies may be solicited by mail, personally, by telephone, facsimile, letter, or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, email correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6 (b) and (c). Please confirm your understanding in your response letter.

Response:

The Company confirms its understanding that it is required to file all written soliciting materials under the cover of Schedule 14A on the date of first use.

Background of the Transactions, page 75

13. Supplement your disclosure to explain why Kraft contemplated a “reverse morris trust” transaction structure with Ralcorp as opposed to an asset sale for cash.

Response:

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The Company has revised pages 78-79 of the proxy statement and page 91 of the Form S-4 in response to the Staff’s comment.

14. Please revise to disclose the number of other potential bidders who participated in negotiations regarding the Post cereals business. Moreover, disclose whether the Kraft board and its advisors were seriously considering any other bidder’s proposal during its negotiations with Ralcorp.

Response:

The Company respectfully submits that the requested additional disclosure is not required and, in any event, such information is not available to the Company. While the fact that there were other potential bidders was discussed, as is customary in transactions of this kind, Kraft has not informed the Company about the number of other potential bidders or about its board’s considerations regarding other bidder’s proposals, and the Company’s management and its board of directors negotiated the transactions with Kraft without making reference to such information.

Item 14(b)(7) of Schedule 14A in conjunction with Item 1005(b)(1) and 1005(b)(3) of Regulation M-A requires the Company to “describe any negotiations, transactions or material contacts during the past two years between the filing person … and the subject company or its affiliates concerning any” merger or acquisition. The Company’s negotiations and material contacts with Splitco, Kraft and their affiliates are described in the proxy statement. The exact number of other potential bidders who participated in negotiations and whether or not the Kraft board and its advisors seriously considered any other bidder’s proposal were not part of the Company’s negotiations with Kraft.

Similarly, the rules governing disclosure filed on Form S-4 (or Form S-1 in the case of Splitco do not require the disclosure requested by the Staff. Item 6 of Form S-4 requires the Company, or, as the case may be, Splitco, to “describe any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented or incorporated by reference … between the company being acquired or its affiliates and the registrant or its affiliates, such as those concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets.” The information requested by the Staff was not a part of the negotiations between Kraft, Splitco (as the company being acquired) and its affiliates, on the one hand, and Ralcorp, on the other hand.

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Kraft has informed the Company that it concurs with this analysis and believes that it would not be appropriate to require a seller to disclose such information to a buyer in connection with a buyer’s shareholder vote.

Opinion and Analysis of Ralcorp’s Financial Advisor, page 83

15. Supplementally provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Ralcorp’s financial advisors in connection with their fairness opinion. We may have further comment upon receipt of these materials.

Response:

Under separate submission, Banc of America Securities LLC’s counsel is providing the Staff with a copy of the presentation dated November 13, 2007 (the “Banc of America Presentation Materials”) to the Ralcorp board of directors, together with a request for confidential treatment under the Freedom of Information Act.

In addition to the materials provided to the Staff on behalf of Banc of America Securities, Ralcorp provided Banc of America Securities with certain unaudited financial information on revenues, expenses and net contributions of the Post cereals business for the fiscal years ended December 31, 2005 and 2006 and for the thirty-nine week period starting January 1, 2007, and ending September 30, 2007 and certain forecasts of revenues, expenses, and net contributions of the Post cereals business for the fiscal year ended December 31, 2007. This information (the “Kraft Financial Information”) was prepared by Kraft. The Kraft Financial Information is being provided under cover of a separate confidential submission by Kraft. As noted on page 85 of Ralcorp’s preliminary proxy statement, Ralcorp used the Kraft Financial Information and Ralcorp’s assessment of the Post cereals business to develop Ralcorp’s forecasts for the Post cereals business. Ralcorp created its own forecasts for consideration by Ralcorp’s board of directors in its consideration of the Transactions, and Banc of America Securities has confirmed that it relied exclusively on the forecasts prepared by Ralcorp (which forecasts are included in the Banc of America Presentation Materials).

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, page 24

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16. Please expand your discussion of liquidity and capital resources to identify and discuss factors relevant to providing an understanding of the company’s future liquidity and capital resources, particularly in relation to your pending acquisition of Post ready-to-eat cereals and as a result of the terms of that transaction. Your discussion should include your expectations regarding your liquidity, debt levels and servicing abilities, sources and uses of cash, future costs of capital, expected availability of capital, and ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Please refer to FRC 501.03 and FRC 501.13.

Response:

When filing its Form 10-K for the fiscal year ended September 30, 2007 and its Form 10-Q for its quarter ended December 31, 2007, the Company did not believe that a discussion of its future liquidity and capital resources as a result of the Transactions was appropriate because the Transactions had not yet been consummated and remained subject to material conditions.

In response to the Staff’s comment, the Company has added an additional question and answer discussing the impact of the Transactions on the Company’s future liquidity and capital resources and added additional disclosure to the “Liquidity and Capital Resources” section. Please refer to pages 6 and 42 of the proxy statement and pages xi and 53 of the Form S-4 for this additional disclosure. In addition, please note that once the Company has completed the financing transactions relating to the Merger, the Company will include additional disclosure in its Form 10-Q filed thereafter.

Consolidated Statement of Earnings, page 34

17. Please modify your caption for Loss on Forward Sale Contracts within your Consolidated Statement of Earnings so as to clearly identify this amount as an unrealized holding loss, if true.

Response:

Because the forward sale contracts are not securities subject to FAS 115, the Company believes it would be inappropriate to identify a related loss as an “unrealized holding loss,” a term which is generally used only in relation to such securities. Further, the Company does not believe it is appropriate to segregate unrealized losses and realized losses within its Consolidated Statement of Earnings since both affect earnings in the same way. Thus, the Company does not believe any modification to the

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disclosure referenced above would be appropriate. Please note that the disclosure of the maturity dates in Note 7 (the earliest of which is November 21, 2008) indicates that the recognized loss was unrealized.

Note 1 – Summary of Significant Accounting Policies, page 38

18. Please expand your disclosure to clarify how you account for your “investment in Ralcorp Receivables Corporation.” Specify whether this asset is subject to FAS 115, and if so, please include the disclosure requirements of that standard, including identification of the classification of the investment within the three categories of FAS 115. Additionally, please disclose any significant valuation assumptions and resulting sensitivity within your disclosures of critical accounting policies and estimates within management’s discussion and analysis.

Response:

The Company’s disclosure in Note 1 includes a cross-reference to Note 11 where it clarifies how it accounts for its investment in Ralcorp Receivables Corporation. The Company does not believe the accounting principles and methods related to this investment are subject to APB 22 (as described in paragraph 12 of that standard). However, if they were, according to paragraph 15 of that standard, the format (including location) for disclosing those policies is flexible and they are not required to be in the initial note. This asset is not subject to FAS 115 because the fair value is not readily determinable (as specified in paragraph 4 of that standard). There are no significant valuation assumptions related to this asset because the value is simply the retained interest in accounts receivable sold without recourse.

In future filings, the Company will clarify its “Basis of Consolidation” discussion in Note 1 as follows, “The financial statements are presented on a consolidated basis and include the accounts of Ralcorp and its majority-owned subsidiaries, except Ralcorp Receivables Corporation (see Note 11). All significant intercompany transactions…”. Further, in future filings, the Company will expand its disclosure of the accounting for its investment in Ralcorp Receivables Corporation in Note 11 by adding language similar to the following, “The investment in RRC is stated at carrying value, which approximates fair value.”

Note 7 – Forward Sale Contracts, page 46

19. In regard to your liability balance related to forward sale contracts ($249.5 million and $124.0 million at September 30, 2007 and 2006, respectively), it

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appears that this balance consists of multiple components, including advance proceeds from the forward sale of your investment, as well as the accumulated loss on the derivative component of the forward sale contract. Please expand your disclosure to separately identify the amounts attributed to each component of this liability for each balance sheet reporting period. Consider presenting this disclosure together with your disclosure of the intra-period changes as to enable the reader to understand the balance and changes in the balances for each reporting period.

Response:

The Company believes that sufficient information is provided in the financial statements to enable users to calculate the amounts attributed to each component of this liability for each balance sheet reporting period. For the $249.5 million balance as of September 30, 2007, the component relating to advance proceeds was the sum of the three payments received ($50.5 million, $60.0 million, and $29.5 million, as disclosed in Note 7) plus accumulated amortization of the prepayment discounts ($8.3 million and $3.7 million, as disclosed in Note 7), or $152.0 million, while the component representing the accumulated loss on the derivative was the total of the annual losses ($87.7 million and $9.8 million, as disclosed within the Consolidated Statements of Earnings), or $97.5 million.

In future filings, the Company will present a table similar to the following:

	Value of Advance Proceeds	Accumulated Loss on Derivative	Total Contract Liability
Balance at September 30, 2005	$—	$—	$—
Advance proceeds received	110.5		110.5
Amortization of discount	3.7		3.7
Loss on derivative component		9.8	9.8

Balance at September 30, 2006	$114.2	$9.8	$124.0
Advance proceeds received	29.5		29.5
Amortization of discount	8.3		8.3
Loss on derivative component		87.7	87.7

Balance at September 30, 2007	$152.0	$97.5	$249.5

20. We note that you classified cash received on the forward sale advanced proceeds as a financing activity and recognized the discount amortization as interest expense. Please expand your disclosure to clearly explain the nature and purpose of the forward sale agreement and how you have accounted for the advance sale feature.

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Response:

The forward sale agreements have a dual nature and purpose. The derivative component, which is based on a price collar on Vail shares, acts as a hedge of the future sale of the underlying shares. The advance proceeds component acts as a financing securitized by the underlying Vail shares. The Company believes the financing nature of the advance proceeds is made evident by their classification as a financing activity and by the recognition of the related discount amortization in interest expense. In future filings, the Company will expand its disclosure of these agreements in the Forward Sale Contracts note with language similar to the following:

The forward sale agreements have a dual nature and purpose. The advance proceeds component acts as a financing securitized by the underlying Vail shares. The derivative component, which is based on a price collar on Vail shares, acts as a hedge of the future sale of the underlying shares. Because Ralcorp accounts for its investment in Vail Resorts using the equity method, these contracts are not eligible for hedge accounting. Therefore, any gains or losses on the contracts are immediately recognized in earnings.

Note 15 – Commitments and Contingencies, page 51

Legal Proceedings, page 51

21. Please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms defined in paragraph 3 of FAS 5. To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Response:

The Company accrued estimated losses from loss contingencies in accordance with FAS 5 for items that were probable and reasonably estimable. The Company believes that its financial statements and the related notes thereto were accurate and that disclosure of the nature or amounts of the specific accruals was unnecessary. There was at least a reasonable possibility that additional losses may have been incurred in excess of the amounts accrued; however, such additional losses were estimated to be immaterial. As such, additional disclosure pursuant to FAS 5 was not required. In future filings, the Company will expand its

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disclosure to include its conclusions as to the likelihood of loss contingencies using the terms defined in paragraph 3 of FAS 5. In the event the Company identifies a material unrecorded loss that is reasonably possible or probable, the Company will include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Other Contingencies, page 52

22. In regard to your indemnity obligations pursuant to the Reorganization Agreement with General Mills, please expand your disclosure to include the current carrying amount of any liability accrued pursuant to paragraph 13(c) of FIN 45. Furthermore, as it relates to continued evaluation of an obligation under FAS 5, subsequent to the initial recognition under FIN 45, please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5.

Response:

The recognition and measurement provisions of FIN 45 are required to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company’s indemnity obligations pursuant to the Reorganization Agreement with General Mills were established in 1997 and are accounted for under FAS 5. Accordingly, because the Company believes it is not probable that a liability has been incurred, no loss has been accrued. In discussions of this contingency in future filings, the Company will modify its disclosure of its conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5, as follows: “Presently, management believes the likelihood that Vail will default on its repayment obligations with respect to the Resort Operations Debt is remote.”

Item 9A – Controls and Procedures, page 61

23. We note your conclusion as to the effectiveness of your disclosure controls and procedures in providing “reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Item 307 of Regulation S-K requires that you disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Ru1e l3a-15(e) is more comprehensive than stated in your conclusion, and includes “procedures designed to ensure that information

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required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please expand your conclusion to address all elements of Ru1e 13a-15(e) of the Exchange Act.

Response:

The Company confirms that its disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are accumulated and communicated to the Company’s management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, the Company will revise its Item 9A disclosure as follows (changes underlined):

ITEM 9A. CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Co-Chief Executive Officers and its Controller and Chief Accounting Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2007. Based upon that evaluation, the Co-Chief Executive Officers and the Controller and Chief Accounting Officer have concluded that, as of September 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including its Co-Chief Executive Officers and its Controller and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have

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materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Notes to Consolidated Financial Statements of Vail Resorts, Inc.

Note 14 – Commitments and Contingencies – Legal, page 85

24. We note you disclose you have accrued for losses related to litigation. Please expand your disclosure to describe the nature and amount of any loss contingencies that have been accrued. Refer to paragraph 9 of FAS 5. If no such amounts have been accrued, or to the extent you determine that the accrual is immaterial, please disclose that fact.

Furthermore, please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5. To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Response:

Attached as Annex A hereto is a response letter provided by Vail Resorts, Inc. in response to the Staff’s comment.

Form l0-Q for the Quarterly Period Ended December 31, 2007

Exhibit 31.1 – Section 302 Certification

25. We note that the identification of the report in the second and third paragraphs of the certification also includes the period title “quarterly”. In future filings, the identification of the period of the report should be removed so as not to imply a qualification or limitation of the period for which the report has been certified. This comment also applies to Exhibits 31.2 and 31.3.

Response:

In response to the Staff’s comment, the Company will revise the Section 302 certification exhibits accordingly in future filings.

Form S-4

26. Please monitor the need to update your financial statements as required by

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Rule 3-12 of Regulation S-X.

Response:

The Company has updated its proxy statement and Form S-4 as required by Rule 3-12 of Regulation S-X. Further, the Company will continue to monitor the need to update the financial statements as required by Rule 3-12 of Regulation S-X.

27.	Please monitor the need to update your independent registered auditors’ consents.

Response:

The Company has filed updated consents of its independent registered auditors in its Form S-4 and will monitor the need to update its independent registered auditors’ consents.

28. We note throughout your filing you identify the transaction participants using various names interchangeably (e.g. “Splitco” for Cable Holdco, Inc., “Newco” for Cable Newco LLC). Please conform your titles throughout your document so as to either use the full name of the participant or other defined naming convention consistently, and not interchangeably.

Response:

The Company has revised the disclosure in the filings in response to the Staff’s comments. Please note that Cable Holdco, Inc. (“Splitco”) and Cable Newco, LLC (“Newco”) are distinct entities and serve distinct purposes in the Transactions.

Accounting Treatment and Considerations, page 11

29. We note your disclosure on page 11 that you have determined that Ralcorp is the accounting acquirer. Please provide us with a comprehensive analysis which explains why you believe board of director and management representation considerations overcome or outweigh equity ownership interest considerations in concluding that Ralcorp is the accounting acquirer in the transaction. In your response, please address events or changes in circumstances that could reduce the relative importance of the factors which form the basis for your conclusion, and why those do not impact your conclusion. Please address in your response, without limitation, the ability of shareholders to change the Board of Directors and ultimately management.

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Response:

Paragraph 17 of FAS 141 discusses and outlines criteria for determining the accounting acquirer in a business combination effected through the exchange of equity interests. Although the relative voting rights in the combined entity after the combination is one of a number of indicators of the accounting acquirer, it is not the sole indicator. A discussion of applicable indicators used in determining which entity is the accounting acquirer along with a discussion of Ralcorp’s current corporate environment follows:

a. Relative Voting Rights. After the combination, current or former Kraft shareholders will possess only a slight majority of the voting rights in the combined entity (approximately 54%). In addition, it is likely that Kraft and Ralcorp have shareholders in common with interests in both companies. Therefore, after the combination, it is likely that shares owned by persons not having an interest in Ralcorp before the Merger could be less than 54%.

b. Board Composition. All eleven of the current members of the board of directors of the Company will continue to serve after the Transactions. Current directors of Ralcorp are serving terms of service which expire between 2009 and 2011. Ralcorp does not currently expect to expand the number of directors after the Merger.

c. Senior Management Composition. All eight of the current executive officers of Ralcorp will continue in their respective roles after the Merger.

d. Other Applicable Indicators. The Company believes it competed with other bidders for the Post cereals business in an auction. The purchase price for the Post cereals business was determined in the auction and represented a premium over the fair market value of assets and liabilities assumed, thereby indicating that the Company is the acquirer. In addition, the Company is the entity issuing the equity interest, the “Ralcorp” name will be retained subsequent to the Merger and it is unlikely that any single Kraft shareholder will retain a significant position in Ralcorp after the Merger.

In view of the above facts and circumstances, the Company concluded that it would be very difficult for current Kraft shareholders to change the composition of the board of directors of Ralcorp and ultimately change

Securities and Exchange Commission

Division of Corporation Finance

senior management. Accordingly, the Company believes that the composition of the board of directors and senior management criteria outweigh the equity ownership interest considerations in determining that the Company is the accounting acquirer in the Merger.

The following events or changes in circumstances could change the relative importance of the above factors which form the basis for our conclusion as to who should be treated as the accounting acquirer in the Merger:

a. If some or all of the Debt Securities cannot be exchanged for debt obligations of Kraft and then sold to third-party investors at par as of the closing date, Kraft may be required to replace the principal amount of the Debt Securities with up to an additional 6.0 million shares of Splitco common stock. Any such shares will be converted into the right to receive shares of Ralcorp common stock, thereby increasing the percentage majority of Kraft shareholders in the combined entity from the currently anticipated 54% to approximately 58%.

b. A change in the current articles of incorporation of Ralcorp to provide for the annual election of all directors.

c. Acquisition of a significant position in the voting shares of Kraft by an entity with the expressed intent to affect a significant change in the board of directors or senior management of Ralcorp after the combination.

Ralcorp believes the likelihood of the occurrence of any of the above events or changes in circumstances is remote.

Unaudited Pro Forma Condensed Combined Financial Data of Ralcorp and the Post Cereals Business, page 74

30. We note if Kraft is unable to sell some of the debt securities, the transaction provides for an increase in the number of Cable Holdco, Inc. common shares to be issued and later exchanged for Ralcorp common shares. Please expand your pro forma financial information and notes to give effect to this range of possible results, including the impact on your total cost computation, purchase price allocation, interest expense, income tax expense, net income, weighted-average shares outstanding, and earnings per share. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response:

Securities and Exchange Commission

Division of Corporation Finance

The Company has expanded its pro forma presentations in response to the Staff’s comment. Please refer to page 63 of the proxy statement and pages 76-77 of the Form S-4.

Footnote (f), page 80

31. We note you have identified two types of brand intangible assets: finite lived and indefinite lived. Please tell us the difference between the underlying brand intangibles within each category and the basis for your classification determination. In addition, compare and contrast the assumptions used to determine the value of each.

Response:

A comprehensive review and valuation of all intangible assets is currently in process. For the purposes of the Unaudited Pro Forma Condensed Financial Data of Ralcorp and the Post cereals business, a preliminary assessment was performed on each individual brand (e.g. Honey Bunches of Oats) to determine whether it had an indefinite life or a finite life. This assessment was based upon a number of factors including overall competitive environment, market share of the individual brand, history of the brand, operating plan, as well as other factors listed in paragraph 11 of FAS 142. Individual brands which have a large market share, a long history of performance and a strong competitive position were preliminarily deemed to have an indefinite life. Preliminary estimated values for each individual brand were determined based upon the present value of the estimated future cash flows attributable to the individual brand. The assumptions used to determine the values of the indefinite lived assets were the same as those used for finite lived assets.

32. For all intangible assets listed, please expand your disclosure to explain how each type was valued, including the type of valuation method used, critical inputs and significant assumptions. Additionally, please disclose the basis for your estimation of average remaining useful life within the context of the underlying intangible assets within each category.

Response:

The second paragraph to Footnote (f) to the Unaudited Pro Forma Condensed Financial Data of Ralcorp and the Post cereals business has been revised in response to the Staff’s comment. Please refer to page 69 of the proxy statement and page 82 of the Form S-4.

Securities and Exchange Commission

Division of Corporation Finance

Footnote (q), page 81

33. It appears that this disclosure may need to be removed from your pro forma financial information, given that the transactions that gave rise to the Vale [sic] Resort common stock forward sale are currently reflected in Ralcorp’s historical financial statements and are unrelated and independent of this transaction. The objective of pro forma financial information is to provide investors with information about the continuing impact of a particular transaction or event which is not reflected in the historical financial statements and illustrate the possible scope of the change to the historical financial position and results of operations caused by the transaction. Refer to Rule 11-02(a) of Regulation S-X.

Response:

The Company has revised page 70 of the proxy statement and page 83 of the Form S-4 in response to the Staff’s comment.

* * * * *

Please feel free to contact me at (314) 877-7099 if you have any further questions.

Sincerely,

/s/ Charles G. Huber, Jr.

Charles G. Huber, Jr.

Vice President and General Counsel

cc: William F. Seabaugh

R. Randall Wang

Melissa Duru

Annex A

VAIL RESORTS®

EXTRAORDINARY RESORTS • EXCEPTIONAL EXPERIENCES™

May 15, 2008

Mr. Thomas G. Granneman

Corporate Vice President and Controller

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, MO 63101

Vail Resorts, Inc. Form 10-K: For the Fiscal Year Ended July 31, 2007

Notes to Consolidated Financial Statements of Vail Resorts, Inc.

Note 14 – Commitments and Contingencies – Legal, page 85

Comment 24: We note you disclose you have accrued for losses related to litigation. Please expand your disclosure to describe the nature and amount of any loss contingencies that have been accrued. Refer to paragraph 9 of FAS 5. If no such amounts have been accrued, or to the extent you determine that the accrual is immaterial, please disclose that fact.

Furthermore, please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms established in paragraph 3 of FAS 5. To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of FAS 5.

Response:

The Company has been provided by management of Vail Resorts, Inc. (“Vail”) the following response:

Vail disclosed the specific nature and amounts of certain loss contingencies that complies with the disclosure requirements of paragraph 9 of FAS 5. Additionally, Vail disclosed in Note 14 that it accrued for loss contingencies resulting from its operations conducted in the ordinary course of business that were both probable of occurring and reasonably estimable. These loss contingencies resulting from conducting ordinary business operations that have been recorded in Vail’s consolidated financial statements are immaterial individually and in the aggregate. In future filings, Vail will disclose that the amounts are immaterial or, if material in the future, the amount of the accrual and the conclusions as to the likelihood of a loss using the criteria established in paragraph 3 of FAS 5.

Vail believes the likelihood of a future material loss occurring from existing loss contingencies to be remote and thus no disclosure is necessary under either paragraph 10 or 11 of FAS 5.

Vail Resorts Management Company • 303 404 1800 • vailresorts.com

390 Interlocken Crescent, Suite 1000 • Broomfield, CO 80021

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones
Jeffrey W. Jones Senior Executive Vice President and Chief Financial Officer